BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE FISCAL COUNCIL

HELD ON FEBRUARY 27, 2023

1.           Date, Time and Place: Meeting held on February 27, 2023, at 2 p.m., at BRF S.A.’s (“Company”) office located at Avenida das Nações Unidas, 14401, 24th floor, Chácara Santo Antônio, in the City of São Paulo, State of São Paulo, Zip Code 04730-090.

2.           Call and Attendance: Summons duly held pursuant to the Fiscal Council Internal Regulation of BRF S.A., with the presence of the totality of the members of the Fiscal Council: Mr. Attilio Guaspari, Mr. Bernardo Szpigel and Mr. Marco Antonio Peixoto Simões Velozo. Also present Mr. Fabian Junqueira, partner from KPMG Auditores Independentes.

3.           Board: President: Attilio Guaspari. Secretary: Bruno Machado Ferla

4.           Agenda: Presentation of the 2022 Financial Statements and Management Report; Presentation KPMG Review of the 2022 Financial Statements.

5.           Resolutions: Once the agenda had been examined, the following matter was discussed, and the following resolution was taken:

5.1. Presentation of the Financial Statements and Management Report relative to Fiscal Year 2022 and Presentation of the KPMG Review relative to the 2022 Financial Statements: After presentation by the management of the Financial Statements, considering the explanatory notes and the report of the independent auditors, the members of the Fiscal Council, in the terms of Article 163, VII of Law no. 6.404/76, have been made aware of all matters related to the Financial Statements for the fiscal year ending December 31, 2022, together with the Management Report, the Explanatory Notes and the Independent Auditors' Report ("2022 Financial Statements"). The members of the Company's Fiscal Council will issue, after the Board of Directors' deliberation, the Fiscal Council's Opinion, included in Attachment I of these minutes, with a favorable recommendation, without any reservations, to the presentation of the 2022 Financial Statements by the Annual General Meeting to be held on April 12, 2023.

Minutes of the Ordinary Meeting of the Fiscal Council of BRF S.A. held on February 27, 2023.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE FISCAL COUNCIL

HELD ON FEBRUARY 27, 2023

6.           Documents Filed at the Company: The documents related to the agenda that supported the resolution taken by the members of the Fiscal Council or information presented during the meeting were filed at the Company’s head office.

7.           Closure: There being no other matters to be discussed, the President declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Fiscal Council.

São Paulo, February 28, 2023

_________________________________ Bruno Machado Ferla Secretary

Minutes of the Ordinary Meeting of the Fiscal Council of BRF S.A. held on February 27, 2023.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE FISCAL COUNCIL

HELD ON FEBRUARY 27, 2023

SCHEDULE I

FISCAL COUNCIL OPINION ON THE MANAGEMENT REPORT AND

THE FINANCIAL STATEMENTS OF DECEMBER 31,2022

The members of BRF S.A.’s fiscal council, in the performance of their legal and statutory obligations, examined the Management Report, as well as the Financial Statements (controlled and consolidated) related to the fiscal year ended on December 31, 2022. Based on our analyses and on the Report issued with an unqualified opinion by KPMG Auditores Independentes S.A. on February 28, 2023, hereby opines that the Management Report and the Financial Statements are adequately presented and are in conditions to be appreciated and deliberated by the General Ordinary Shareholders Meeting.

São Paulo, February 28, 2023

Fiscal Council

__________________________________ Attilio Guaspari	__________________________________ Bernardo Szpigel

__________________________________

Marco Antonio Peixoto Simões Velozo

Minutes of the Ordinary Meeting of the Fiscal Council of BRF S.A. held on February 27, 2023.